EXHIBIT A

                             BISON INSTRUMENTS, INC.
                      SECTION 406 OF THE SARBANES-OXLEY ACT
                                 CODE OF ETHICS


INTRODUCTION

         Bison Instruments, Inc. expects that its Section 406 Officers (as defined below) will maintain appropriate standards of honesty and ethical conduct in connection with the performance of their duties on behalf of the Company. In recognition of this expectation, the Company has adopted standards of conduct for its Section 406 Officers as provided in this Code of Ethics (this "CODE").

APPLICATION

         This Code will apply to the Company's Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and corporate Controller (each individually, a "SECTION 406 OFFICER," and collectively, the "SECTION 406 OFFICERS") with respect to actions and decisions in their capacities as officers and employees of the Company. This Code will become effective as of November 1, 2003, and will be applicable to all actions and decisions of the Section 406 Officers in the foregoing capacities after that date.

PURPOSE

         The purpose of this Code is to codify standards the Company believes are reasonably necessary to deter wrongdoing and to promote:

         o honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         o avoidance of conflicts of interest, including disclosure to the persons identified in this Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

         o full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company;

         o        compliance with applicable governmental laws, rules and
                  regulations;
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         o        prompt internal reporting to the persons identified in this
                  Code of violations of this Code; and

         o        accountability for adherence to this Code.

STANDARDS OF CONDUCT

         Each Section 406 Officer will be expected to adhere to the following standards in connection with the performance of his or her duties as an officer and employee of the Company.

         HONEST AND ETHICAL CONDUCT

         The Company expects each Section 406 Officer to act honestly and ethically at all times and to comply fully with the policies comprising this Code.

         AVOIDANCE OF CONFLICTS OF INTEREST

         Each Section 406 Officer is required to avoid conflicts between his or her personal interests and the interests of the Company and to disclose any activities, financial interests or relationships that may present an actual or potential conflict of interest. Section 406 Officers should therefore avoid any investment, interest or association that interferes or might interfere with the objective or independent exercise of their best judgment or with the performance of their responsibilities in the best interests of the Company.

         Each Section 406 Officer should promptly inform the Audit Committee of the Company's Board of Directors (the "COMMITTEE") of any actual or potential conflicts of interest, and the Committee will resolve any questions regarding conflicts of interest involving any of the Section 406 Officers.

         ACCURACY OF PUBLIC COMMUNICATIONS

         Each Section 406 Officer has a responsibility to supervise the establishment and maintenance of adequate and effective disclosure controls and procedures. These controls are designed to provide assurances to the Company and its shareholders that disclosures of material information related to the Company and its consolidated subsidiaries in its periodic reports filed with, or submitted to, the Securities and Exchange Commission and other public communications are full, fair, accurate, timely and understandable.

         COMPLIANCE WITH LAWS, RULES AND REGULATIONS

         It is the Company's policy to promote compliance with all applicable laws, rules and regulations in connection with the Company's business. Section 406 Officers should familiarize themselves with the

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legal standards and restrictions applicable to their assigned duties and responsibilities. The Company requires and encourages compliance with the spirit
- as well as the letter - of the law. Even the appearance of illegal, dishonest or inappropriate behavior could have a negative impact on the Company and its employees.

REPORTING OF VIOLATIONS

         Each Section 406 Officer will be responsible for promptly reporting any violation of this Code of which he or she becomes aware to the Chairman of the Committee. Directors, officers and employees of the Company may also report violations of this Code by the Section 406 Officers to the Chairman of the Committee.

ACCOUNTABILITY FOR ADHERENCE TO THIS CODE

         Each Section 406 Officer will be individually responsible for adhering to the standards set forth in this Code. Upon receiving a report of a violation of this Code, the Committee, including its legal and other advisors, will have the full power and authority to investigate the report and to determine what steps, if any, should be taken to resolve the problem and avoid the likelihood of its recurrence. These steps may where appropriate include the termination of a Section 406 Officer's employment by the Company and the commencement of appropriate legal proceedings. Each Section 406 Officer will be obligated to cooperate fully with any investigation by the Committee. Except a provided in the preceding sentence and under "REPORTING OF VIOLATIONS" above, no Section 406 Officer will have any obligation or responsibility for adherence to this Code by any other Section 406 Officer.

AMENDMENTS AND WAIVERS

         This Code may not be amended or modified without the prior approval of the Committee. Any waiver of this Code may be made only by the Committee. Any waiver of this Code will be promptly disclosed on the Company's Internet website, whose address and the Company's commitment to disclose these events is disclosed in the Company's annual report on form 10-KSB.

MISCELLANEOUS

         This Code is intended to be interpreted and administered so as to comply with the requirements applicable to a "CODE OF ETHICS" as defined in the
Section 406 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC. No other ethics, legal compliance or other policies or practices of the Company or its subsidiaries that may be applicable to any of the Section 406 Officers, whether currently in effect or established in the future and whether or not relating to the

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same subject matter as this Code, will be deemed to be a part of this Code.

         This Code is not a contract and is not intended to create any contractual obligations on the part of the Company. This code also does not alter the at-will or other employment relationship between the Company and any
Section 406 Officer.